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One of the top tequila cocktails in the US & the original Ranch Water 🤠

LEAD INVESTOR

Dylan Barbour

I've been a customer and fan of Ranch Rider for years. Brian + Quentin are experienced founders who understand what it takes to build a sustainable brand with even better taste. I cannot wait to see what these two accomplish in the near and distant future with the brand. Their financial growth over the past few years has been impressive, but not as impressive as the brand loyalty they've garnered from folks all over the country (and especially in ATX). I'm excited to further support the brand in any way I can.

Invested $1,000 this round & $37,760 previously

Learn about Lead Investors

ranchriderspirits.com Austin Texas Food & Beverage B2C Brewery

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Started fast in Texas: outsold High Noon & Cutwater. Currently the #2 canned cocktail in all TX
2. Generated $14m in revenue since launching our brand in January 2020
3. Grew to become the #18 brand in US in a large and high growth $2B canned cocktail market
4. We canned the original Ranch Water and sell more than all other Ranch Waters combined
5. #2 canned cocktail in Whole Foods nationally. Clean ingredients resonate!
6. Backed by Heaven Hill Brands, owners of Elijah Craig, Deep Eddy Vodka, Evan Williams and more
7. Investor ambassadors include Defined Dish, Matt Pittman, Dylan Barbour, Scott Eastwood, JJ Redick
8. Founded in a food truck on an investment from Texas professors: investors made 30%+ return

Our Team



Brian Murphy Co-founder, Co-CEO

2x Founder. Texas MBA & Amherst College Alum. Former TaylorMade Golf & adidas Marketing, UPROXX/Barstool Sports Partnerships.



Quentin Cantu Co-founder, Co-CEO

3x Founder. Texas MBA. Former political advisor & Whole Foods consultant



Matt Molinari COO

MBA & CPA. 15 years CPG & hospitality experience (finance and operations)

SHOW MORE

Simply the West 🤠🚀


RANCH RIDER
SPIRITS
— CO. —
BRAND INTRODUCTION DECK
WEFUNDER

Founder commentary will go here! Feel free to drop any comments / questions on our page after you've taken a read through the deck. Thanks for taking a look.

- Brian & Quentin



AGENDA

1. THE PROBLEM & OUR SOLUTION
2. THE TEAM & CATEGORY
3. OUR PERFORMANCE
4. WHAT'S NEXT

RR

CONFIDENTIAL


ONE
THE PROBLEM
& OUR SOLUTION

CONFIDENTIAL

Most canned beer


alternatives on the market fall into one of two categories:
CONFIDENTIAL


1) Sugary
Most canned cocktails on the market are packed with sugar: the leading margarita uses almost 7 packets!
CUTWATER SPIRITS
MOJITO
CONFIDENTIAL

We once almost dropped a wheelbarrow of sugar off to our friends at Cutwater (because we don't need any), but were fearful of a lawsuit.


2) Artificial tasting
Others, trying to avoid sugar, pack in lab-created erythritol, stevia, aspartame or "natural"


flavors.
NATURALLY
FLAVORED

You know it when that liquid hits your lips: "something tastes artificial here".


OUR SOLUTION:
Ranch Rider Spirits Co.
Just premium spirits, sparkling water & fresh-squeezed citrus.
RANCH RIDER SPIRITS CO.
TEQUILA PALOMA
RANCH WATER
RANCH WATER

The Best of the West!


The Original
RANCH WATER
We were the first to can this legendary Southwestern recipe in 2019. Ranch Water combines
A PREMIUM TEQUILA SELTZER
RANCH RIDER SPIRITS CO.
WHAT WE USE:
All-natural, simple, ingredients you can pronounce & buy at the grocery store, and the highest quality of spirits.
WHAT WE NEVER USE:
Lab-created "natural flavors," additives,


just three clean ingredients: premium reposado tequila, sparkling water, and fresh-squeezed lime.
12 FL OZ 355ML
5.99% ALC. BY VOL
RANCH WATER
WITH ONLY REPOSADO TEQUILA, SPARKLING WATER, & REAL LIME
preservatives, sweeteners or malt liquor.

We were the first to can this classic Texas bar call called "Ranch Water". It is a trend that is catching fire nationwide and we are the #1 selling tequila-based Ranch Water in the country!


RANCH RIDER SPIRITS CO.
A Simple Recipe:
PREMIUM SPIRITS
REAL-SQUEEZED CITRUS
NO ADDED SUGAR
RANCH WATER
PINEAPPLE RANCH WATER
JALAPEÑO RANCH WATER
MARGARITA
TEQUILA PALOMA
THE CHILTON
THE BUCK
OUR RANCH WATERS
The original and #1 in market share: all made with premium reposado tequila, real-squeezed citrus & no added sugar.
TEX MEX CLASSICS
Our take on traditionally sweet cocktails. Crafted with real citrus & no added sugar.
VODKA SKUS
A west Texas bar call and our take on a classic Mule, without any kick of sugar.
CONFIDENTIAL

Quality spirits and ingredients you can pronounce and buy at the grocery store: a delicious combination.


A difference you can see
Using only premium spirits, sparkling water and fresh-squeezed citrus. Just like you'd make them at home.
Our drinks have real color


because fruit has real
color.
CONFIDENTIAL

Have you ever seen a clear grapefruit?



HOW WE STACK UP

	RANCH RIDER	CUTWATER	HIGH NOON	WHITE CLAW
ADDITIVES	No added sugar or anything made in a lab	Lab created flavors, cane sugar, citric acid, sodium citrate	Lab-created flavors, citric acid, potassium citrate & sorbate	Lab created flavors, cane sugar, citric acid, sodium citrate
SUGAR	0.4g Sugar	27g Sugar	2.9g Sugar	2g Sugar
ALC BASE	Reposado Tequila & 6x Distilled Vodka	Well Tequila	Well Vodka	Malt-liquor
CALORIES	119 Calories	360 Calories	100 Calories	100 Calories
OWNER	Employee-owned	AB InBev	E & J Gallo	Mark Anthony Brands

CONFIDENTIAL

A product that cuts no corners, and a business that is employee-owned & operated!


TWO
THE TEAM
& CATEGORY


CONFIDENTIAL


FOUNDED BY
TWO STUDENTS
LIKE MANY TEXANS, WE WERE CONCEIVED IN THE BACK OF A TRUCK
Brian & Quentin met at business school at UT
Started a food truck to bring healthier options to campus
Created Ranch Rider Spirits during their shifts on the truck & launched in '20
Became the #1 spirit-based RTD in Texas in Year 1 (passing national leader High Noon)
YES WE CATER
STOP EATING SHIT FOR LUNCH
EST. 2017
RANCH HAND
AUSTIN, TX

We raised $60k from professors & classmates to start a healthy food truck on campus. The food truck did almost $1m in revenue its first year and the investors made a great return. We now can the drinks we used to share with our customers after our shifts.


THE LEADERSHIP TEAM
WE ARE A PASSIONATE LEADERSHIP TEAM WITH A DIVERSE MIX OF INDUSTRY EXPERIENCE.
QUENTIN CANTU
CO-FOUNDER CO-CEO
• Texas MBA
• Oversees supply chain, ops, & production team of 15 employees
• Three-time founder
BRIAN MURPHY
CO-FOUNDER CO-CEO
• Texas MBA
• Former TaylorMade Adidas Marketing, CA
• UPROXX and Barstool Sports Brand Partnerships, NYC
MATT MOLINARI
COO
• Promoted from VP Finance
• Oversees all Finance, Accounting, & Operations
• MBA & Certified Public Accountant
• 15 yrs of hospitality and
ALLISON WETSEL
ADVISORY BOARD
• 19 yrs at The Family Coppola President of Sales & Marketing
• Grew the brand from 60K cases to 2M
• Current VP National Accounts Vina


experiential retail experience
Concha y Toro
CONFIDENTIAL


THE BOARD OF DIRECTORS
INVOLVED FOUNDERS WITH A LARGE SPIRITS SUPPLIER AS AN ACTIVE BOARD MEMBER & ADVISOR
QUENTIN CANTU
BOARD MEMBER
• Co-founder & Texas MBA
• Oversees supply chain, ops, & production team of 15 employees
• Three-time founder
BRIAN MURPHY
BOARD MEMBER
• Co-founder & Texas MBA
• Former TaylorMade Adidas Marketing, CA
• UPROXX and Barstool Sports Brand Partnerships, NYC
WILL RIVES
BOARD MEMBER
• Current CFO of Heaven Hill Brands
• 10 yrs of M&A and financial experience at Heaven Hill Brands
• 7 yrs previously at Deloitte
BRIAN ISERN
BOARD MEMBER
• Founder, President of BORA Venture Partners, LLC
• Co-Founder, President & Sole Manager of Sibling Capital Ventures LLC
• 10+ years in VC Industry
CONFIDENTIAL

A highly motivated and experienced team - changing the ready-to-drink category one can at a time!


INVEST WITH THE BEST: CURRENT INVESTORS
INDUSTRY INVESTORS
HEAVEN HILL BRANDS
DEEP EDDY VODKA
Evan Williams
Mezcal Vago
ELIJAH CRAIG
LUNAZUL Tequila
LARCENY BOURBON
HEAVEN HILL BRANDS
BOARD MEMBER & #1 INVESTOR
BLUE RIDGE
SPIRITS & WINE MARKETING
BLUE RIDGE SPIRITS
EXCLUSIVE US SALES RELATIONSHIP
GOAT RODEO
CAPITAL
GOAT RODEO
INDUSTRY INVESTOR
KEY AMBASSADOR INVESTORS
DYLAN BARBOUR
FOLLOWERS: 1M
SCOTT EASTWOOD
FOLLOWERS: 4M
JJ REDICK
FOLLOWERS: 500,000
HANNAH G
FOLLOWERS: 2M
MEAT CHURCH
FOLLOWERS: 830,000
ALEX SNODGRASS
FOLLOWERS: 750,000
CONFIDENTIAL

Our industry investors help us navigate the murky waters of the alcohol category. Our ambassador investors help us get the word out about these delicious drinks.


WE ARE IN A LARGE & GROWING CATEGORY
Prepared Cocktails Are Fastest Growing Segment In A Hot Category
$12.0B
$10.0B
$8.0B
$6.0B
$4.0B
$2.0B
$.0B
Previous Year
Current Year
+14%
-7%
-7%
-1%
34% Growth
$2.4B
$2.7B
$4.9B
$4.6B
$5.3B
$5.0B
$7.7B
$7.7B
$9.7B
$10.4B
TEQUILA
VODKA
All Others
WHISKEY
PAB
Progressive Adult Beverages (PAB)
+3%
Previous Year
Current Year
51% Growth
+11%
$7.8B
$8.0B
$.7B
$1.1B
$1.2B
$1.3B
Hard Seltzer/FMB
Prep. Cocktails
Other PAB
Source: Nielsen 2022
CONFIDENTIAL

Canned cocktails and tequila are two hottest categories in spirits - sounds like a great combination!


THREE
OUR PERFORMANCE
CONFIDENTIAL

INCREDIBLE SALES START


Nielsen data measures consumers buying Ranch Rider from retailers
Ranch Rider Trailing 52 week $ Sales – Nielsen
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
HIGH UPSIDE Ranch Rider is only distributed in 2% of US retail outlets!

We have three groups of customers who buy Ranch Rider: distributors, retailers and consumers. Sales from the most important group (consumers) are measured by Nielsen. This is the difference between "sell-in" and "sell-through".


RISING THE RANKS NATIONALLY
KEY NATIONAL ACCOUNTS
RANCH RIDER SPIRITS IS THE NUMBER 2 CANNED COCKTAIL BRAND IN TEXAS
RANCH RIDER SPIRITS IS THE TOP 18 CANNED COCKTAIL BRAND NATIONWIDE
RANCH RIDER SPIRITS IS THE NUMBER 2 CANNED COCKTAIL BRAND IN WHOLE FOODS
OUR RANCH WATER SELLS MORE PER STORE THAN ANY OTHER TEQUILA CAN IN THE COUNTRY
#1 VELOCITY TEQUILA SKU -NIELSEN
Nielsen 2022 355ml Canned Cocktails
CONFIDENTIAL

A big part of why we are raising $ from Wefunder is to invest in sales & marketing. When we secure a big chain placement, we need to make sure it is selling through. The category has been flooded with new entrants, and the brands that perform best at retail will be the ones that stick around.


OUR TEQUILA PRODUCTS ARE ON FIRE
OUR RANCH WATER IS #1 IN SALES PER STORE OF ANY TEQUILA CAN IN THE NATION
$900,000.00
$800,000.00
$700,000.00
$600,000.00
$500,000.00
$400,000.00
$300,000.00
$200,000.00
$100,000.00
$-
Ranch Rider Ranch Water
Cutwater Margarita
Cutwater Mango Margarita
Ranch Rider Paloma
Salt Point Margarita
Cutwater Strawberry Margarita
Cutwater Tequila Variety 6 Pack
Mamitas Assorted 8 Pack
Cutwater Peach Margarita
Cutwater Tequila Paloma
Onda Assorted 8 Pack
Nielsen 2022 $ per point of ACV: 4, 6, 8 & 12-pack Tequila SKUs $500K+ T52
CONFIDENTIAL

This is what we mean when we say we are a top tequila cocktail in the country: our Ranch Water sells more per store than any canned tequila cocktail in the country!


REAL COMMUNITY ENGAGEMENT
As a grassroots brand founded in a food truck (rather than a board room), we have built a community of engaged fans who help us build our journey.
We have almost 100k followers between social media & email, and 7x the engagement rate of other brands in the category. We have some incredible brand partners & a roster of creators who help us to expand our reach.
TECOVAS
Huckberry
Howler BROS
SONGS OF THE WEST
Vol. 02
September 2021

Excited to add thousands more from Wefunder to our community!




NATIONAL PRESS HITS
LIVE
FOX NEWS
thrillist
The Makers of Ranch Water Are Launching a Canned Margarita
The brand's take on a classic marg is already available nationwide.
These uniquely Texan canned craft cocktails boomed after launching during the pandemic
Brian and Quentin at Ranch Rider Spirits.
Source: Ranch Rider Spirits
FOX NEWS
CBS
CNBC
CONFIDENTIAL

Here's some great press we've received:

https://www.foxnews.com/video/6277450100001

https://www.cnbc.com/2021/05/23/ranch-rider-spirits-canned-craft-cocktails-boomed-during-the-pandemic.html


FOUR
WHAT'S NEXT
CONFIDENTIAL


HOW WILL WE INVEST OUR CAPITAL?
Expanding our national footprint while increasing penetration in existing markets.
BLUE RIDGE
SPIRITS & WINE MARKETING
BRAND
NATIONAL DISTRIBUTION (NIELSEN ACV 5.21)
HIGH NOON 54%
CUTWATER 31%
JACK DANIEL'S 13%
RANCH RIDER 2%
We just kicked off our partnership with Blue Ridge –a 45-person team of industry sales experts representing us across the entire US. We will be investing capital to generate new distribution and retail sales.
If we can maintain our sales per store & expand distribution to reach the level of Jack Daniel's RTDs, we will surpass $40m in revenue.
CONFIDENTIAL

And if we hit Cutwater distribution - we will be at $100m in revenue!

*Forward looking projections cannot be guaranteed.


CONTINUING TO LAUNCH NEW PRODUCTS
Our team at the distillery is constantly listening to feedback from our consumers and testing new concepts. We can't wait to share our innovation updates with Wefunder!
toddliddell Picklejuice Paloma?
40w Reply
therealtexanist Farm Water.
39w Reply
morganpru Cowboy Musk
39w Reply
CONFIDENTIAL

Drop your innovation ideas in the comments, we'd love to hear them! Some fun updates coming soon....


WHY WE ARE RAISING FROM
WEFUNDER
Beyond using the investment to increase distribution and launch new products, we couldn't be more excited to invite more folks into our Ranch Rider family. We know the power of having thousands of brand advocates from the crowdfunding community support our brand in the market!
RANCH RIDER

Ranch Rider ❤️ Wefunder


STRONG BRANDS CAN WARRANT HIGH MULTIPLES
Strategic firms have historically acquired high-growth beverage brands for 5x - 7x revenue, with a premium paid for the highest quality brands.
HIGH WEST
CASAMIGOS
CUTWATER
ACQUIRER
Constellation
Diageo
AB InBev
DATE
October 2016
June 2017
February 2019
PRICE
$160m
$700m
$325m
MULTIPLE
6.2x revenue
14x revenue
6.5x revenue
EARNOUT
N/A
+6x revenue
N/A
CUTWATER
TEQUILA MARGARITA
CONFIDENTIAL

This is the response to the question to "so how am I going to get my money back?". If we execute the plan as an independent brand, a larger company could purchase the business at some point. Then we will all get paid!



POTENTIAL EXIT SCENARIOS

Wefunder investors will make a return on their investment through a brand acquisition. See below for an analysis of the return potential:

Wefunder Assumptions						
Total Investment	$ 1,200,000.00					
Ownership at Conversion	4.5%					
Future Dilution	10%					
Sensitivities						
		Exit Revenue	Exit Multiple	Enterprise Value at Exit	Proceeds to Wefunder	Return Multiple
Outperform Case		$60,000,000	8.0x	$480,000,000	$19,440,000	16.2x
Base Case (Current Plan)		$40,000,000	7.0x	$280,000,000	$11,340,000	9.5x
Underperform Case		$20,000,000	6.0x	$120,000,000	$4,860,000	4.1x

*These are estimates only. Actual returns could be zero.

CONFIDENTIAL

When you invest, help us by buying Riders & telling your friends - we could all make more money

Thanks for reading. Let us know if you have any comments / questions concerns and we will get back to you 🤠


Cheers!
RANCH RIDER
SPIRITS
CO.
MARGARITA